EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(Dollars in thousands, except share amounts)
(Unaudited)

	Three Months Ended
	March 31, 2010	March 31, 2009
	(Restated)
Net income	$(5,952)	$1,449
Weighted average common shares outstanding for computation of basic EPS	12,625,968	12,651,676
Dilutive common-equivalent shares	--	337
Weighted average common shares for computation of diluted EPS	12,625,968	12,652,013

Earnings per common share:
Basic	$(0.47)	$0.11
Diluted	$(0.47)	$0.11

	Six Months Ended
	March 31, 2010	March 31, 2009
	(restated)
Net income	$(11,038)	$2,424
Weighted average common shares outstanding for computation of basic EPS	12,619,455	12,668,741
Dilutive common-equivalent shares	2,918	5,074
Weighted average common shares for computation of diluted EPS	12,622,373	12,673,815

Earnings per common share:
Basic	$(0.87)	$0.19
Diluted	$(0.87)	$0.19